UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. *

                    Under the Securities Exchange Act of 1934

                           Invision Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    461851107
                                 (CUSIP Number)

                                 George Travers
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 18, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2 (d) or 2 (e)

                                                                          [__]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

     NUMBER OF             1,025,998(1)
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY
       EACH                NONE
    REPORTING      -------------------------------------------------------------
      PERSON       9       SOLE DISPOSITIVE POWER
       WITH
                           1,025,998(1)
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           NONE
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,025,998(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     [__]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.93%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Perry Corp. beneficially owns 495,998 shares of Common Stock and Options to purchase 530,000 shares of Common Stock.

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. Perry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2 (d) or 2 (e)

                                                                          [__]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF          1,025,998(1) (all shares beneficially owned by Perry Corp.)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH             NONE
 REPORTING     -----------------------------------------------------------------
   PERSON      9     SOLE DISPOSITIVE POWER
    WITH
                     1,025,998(1) (all shares beneficially owned by Perry Corp.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,025,998(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     [__]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.93%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Perry Corp. beneficially owns 495,998 shares of Common Stock and Options to purchase 530,000 shares of Common Stock.

ITEM 1.     SECURITY AND ISSUER:

            This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share of Invision Technologies, Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Common Stock") and Common Stock underlying stock options acquired by private investment funds managed by Perry Corp. (the "Options"). The principal executive offices of the Issuer are located at 7151 Gateway Boulevard, Newark, CA 94560.

ITEM 2.     IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule B, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The transactions reported hereunder with respect to the Common Stock and Options purchased or sold by the reporting persons were consummated by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. As set forth on Exhibit B, (i) the total purchase price for the Options purchased within the last 60 days was $67,000.00; (ii) the total purchase price for the Common Stock purchased within the last 60 days was $3,668,540.00; and (iii) the total sales price for the Common Stock sold within the last 60 days was $15,870,638.44.

ITEM 4.     PURPOSE OF TRANSACTION:

            The Common Stock and Options were acquired for arbitrage, investment and proprietary trading purposes in the ordinary course of business by two or more private investment funds managed by Perry Corp. Perry Corp. and/or Richard
C. Perry reserve the right to sell shares of Common Stock and/or Options or to acquire additional shares or options in open market transactions or otherwise.

            Perry Corp. and/or Richard C. Perry have no plans or proposals which would relate to or would result in any of the actions to be described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 495,998 shares of Common Stock and Options to purchase 530,000 additional shares of Common Stock, which taken together constitutes approximately 5.93% of the Issuer's outstanding shares of Common Stock, based upon 17,298,000 shares of Common Stock outstanding as of March 18, 2004. Perry Corp. has sole power to vote and sole power to dispose of the Common Stock, the Options and the Common Stock underlying such Options. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Options. Richard C. Perry disclaims any beneficial ownership interest of the Common Stock and the Options held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such Common Stock that relates to his economic interest in such Common Stock.

            (c) See Exhibit B attached hereto. All of the transactions in the Common Stock and Options set forth on Exhibit B were consummated by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser within 60 days of the event which triggered the filing of this Schedule 13D. All transactions in the Options were open market transactions.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Options held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5 above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Common Stock, the Options or the Common Stock underlying such Options, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --    Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Exhibit B --    List of transactions in Issuer's Common Stock taking place during the 60 day period preceding this filing.

      Schedule A --   Executive Officers and Directors of Perry Corp. (other
                      than Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PERRY CORP.

Dated: March 23, 2004
       New York, New York                 By: /s/ Randall Borkenstein
                                              ----------------------------------
                                              Name:  Randall Borkenstein
                                              Title: Chief Financial Officer

Dated: March 23, 2004
       New York, New York                     /s/ Richard C. Perry
                                              ----------------------------------
                                              Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Invision Technologies, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                             PERRY CORP.

Dated: March 23, 2004
       New York, New York                    By: /s/ Randall Borkenstein
                                                 -------------------------------
                                                 Name:  Randall Borkenstein
                                                 Title: Chief Financial Officer


Dated: March 23, 2004
       New York, New York                        /s/ Richard C. Perry
                                                 -------------------------------
                                                 Richard C. Perry

                                                                       EXHIBIT B

                              List of Transactions

Options

   Trade Date       Transaction         Quantity             Price
----------------------------------------------------------------------

        3/17/2004       BUY             500,000(2)       $     0.15
        3/18/2004       BUY              30,000(2)            0.125

----------------------------------------------------------------------
Total Purchase Price: $67,000.00

Common Stock

   Trade Date       Transaction         Quantity             Price
----------------------------------------------------------------------

        1/20/2004       BUY               50,000         $    34.26
        2/24/2004       BUY               10,000              34.33
        2/24/2004       BUY               10,000              35.08
         3/1/2004       BUY               10,000              35.52

----------------------------------------------------------------------
Total Purchase Price: $3,668,540.00

Common Stock

   Trade Date       Transaction         Quantity             Price
----------------------------------------------------------------------

        3/11/2004       SELL               7,702              42.22
        3/17/2004       SELL             150,000              49.52
        3/17/2004       SELL              50,000              49.60
        3/18/2004       SELL             112,300              50.20

----------------------------------------------------------------------
Total Sales Price: $15,870,638.44

----------
(2) The number of shares of Common Stock which may be purchased by Perry Corp. upon the full exercise of the Options.

     SCHEDULE A

         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation                Citizenship      Business Address
---------------------------                -----------      ---------------
Randall Borkenstein,                       USA              c/o Perry Corp.
Chief Financial Officer of Perry Corp.                      599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022

William J. Vernon,                         USA              c/o Perry Corp.
Secretary of Perry Corp.                                    599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022

--------